Mail Stop 04-06

      February 23, 2005

Mr. Davinder Sethi
Chief Financial Officer
Entrada Networks, Inc.
5755 Oberlin Drive, Suite 204
San Diego, CA   92121

Re:   	Entrada Networks, Inc.
      Form 8-K filed February 10, 2005
      File No. 000-26952

Dear Mr. Sethi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K, filed February 10, 2005

1. In the Item 4.01 Form 8-K you filed on February 10, 2005 you disclose that you "approved the selection of new independent accountants, as described below." The Form 8-K that was filed does not contain the referenced information regarding the new accountants.
Revise your filing to provide the information required by Item 304(a)(2) of Regulation S-B.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 10 days of the date of this letter. Please note that if you require longer than 10 days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 942-2894, or in my absence, to Robert Benton at (202) 942-1811.


Sincerely,



Christine Davis
      Staff Accountant

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Entrada Networks, Inc.
February 23, 2005
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